UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA informs the appointment of its
Chief Executive Officer

Monterrey, Mexico, November 12, 2018— Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), announced today that, in accordance with the press release issued on October 1st, 2018, it has appointed Mr. Ricardo Dueñas as its Chief Executive Officer.

The Board of Directors of OMA approved today the appointment of Mr. Ricardo Dueñas as Chief Executive Officer of the Company effective as of this date. Ricardo Dueñas has a solid experience in the airport and infrastructure sectors, he has an economics degree from Instituto Tecnologico Autonomo de Mexico (ITAM), and holds a MBA from Harvard Business School and a MPA from Harvard Kennedy School. He was Chief Financial Officer (CFO) of Grupo Aeroportuario de la Ciudad de Mexico (GACM) from 2015 through 2018 and worked as an advisor in infrastructure projects at the Ministry of Communications and Transportation (SCT) between 2012 and 2015. Previously, he worked in London for JP Morgan’s investment banking division for emerging markets from 2007 through 2011. During 2005 he was advisor to the Mexican Delegation to the OECD in Paris, and between 2002 and 2004 he worked as an analyst for the Central Bank of Mexico.

OMA is grateful with Mr. Porfirio Gonzalez, who after twenty years of service at the Company, steps down from his position as Chief Executive Officer and wishes him success in his future endeavors.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated November 12, 2018